October 30, 2024

Robin Vince
Chief Executive Officer
The Bank of New York Mellon Corporation
240 Greenwich Street
New York, New York 10286

Kurtis Kurimsky
Administrative Trustee
Mellon Capital IV
240 Greenwich Street
New York, New York 10286

       Re: The Bank of New York Mellon Corporation
           Mellon Capital IV
           Registration Statement on Form S-3
           Filed October 18, 2024
           File No. 333-282710
Dear Robin Vince and Kurtis Kurimsky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Benjamin H. Weiner, Esq.